UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 24, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No  X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI STRIKE AND Q3 PRODUCTION UPDATE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
24 October 2012
AngloGold Ashanti Strike and Q3 Production Update

(PRESS RELEASE -- JOHANNESBURG) – AngloGold Ashanti is pleased to report that the unprotected strike across the three mines at its Vaal River region has come to an end. Workers at the Kopanang, Great Noligwa and surface operations returned to work on Monday, 22
October 2012 and those at Moab Khotsong ended their unprotected work stoppage on Tuesday,
23 October 2012. All of these operations have begun the process of ramping up production levels and all returning workers will receive the recently improved wage offer made through the industry’s Collective Bargaining framework.

Unfortunately, about 12,000 workers remain on the unprotected strike, primarily at AngloGold
Ashanti’s West Wits region which comprises the Mponeng, TauTona and Savuka mines. This is despite the concerted attempts made to resolve the issue through the gold industry’s collective bargaining framework which includes the Chamber of Mines and organised labour.

AngloGold Ashanti’s management issued an ultimatum on Monday 22 October, for striking workers to return to work no later than 12h00 today, Wednesday, 24 October or face dismissal proceedings. While the ultimatum has passed, and the dismissal process has started, management remains in dialogue with employees.
Termination of the Obuasi Development Contract
AngloGold Ashanti’s decision to terminate its relationship with Mining and Building Contractors
Ltd, the underground development contractor at the Obuasi mine, was announced to the market on 12 October 2012. This is the initial stage of a larger restructuring program that aims to build a profitable and sustainable long-term future for this operation, where sub-par underground development has been identified as a key reason for under-performance and declining production in recent years. After the required 28-day notice period, AngloGold Ashanti will assume operational accountability for this crucial part of the mine’s operation. More detail will be provided on 8 November 2012, along with the third-quarter financial and operating results.

Third-quarter gold production
The production for the three months to 30 September 2012 was 1.03Moz, which compares with guidance for the period of 1.07Moz to 1.10Moz at a unit total cash cost of $835/oz and $865/oz.
The lower-than-expected production level was primarily due to continued labour unrest in South
Africa and lower-than-anticipated production at Obuasi, and will have a commensurate impact on unit total cash costs. Further details will be provided on 8 November 2012.

About AngloGold Ashanti’s South African Operations

AngloGold Ashanti’s South African operations accounted for approximately 32% of total group production during the first half of the year. Approximately 35,000 people are employed across
AngloGold Ashanti’s South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines.
Under normal operating conditions, the Vaal River region typically accounts for about 40% of
AngloGold Ashanti’s South African gold production and all of the group’s uranium production.

AngloGold Ashanti is a member of the gold industry’s collective wage bargaining unit at the
Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July 2012, under the agreement reached in 2011. A similar increase was awarded last year. South Africa’s annual Consumer Price Inflation was 5% in August 2012. In addition, under the auspices of the Entry Level Task Team established by the Chamber of Mines, major gold producers and the recognised unions and associations during the 2011 wage talks, additional improvements to the current pay structure were offered to workers on October 18.

SPONSOR: UBS South Africa (Pty) Limited

ENDS
__________________________________________________________________________________________________________________
Contacts

Media
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, any plan regarding the restructuring of any of AngloGold Ashanti’s operations, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23
April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on
July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 24, 2012
By:
/s/ M E SANZ PEREZ________
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
            Secretary